

Mail Stop 3561

July 6, 2016

Charles Wheeler
Chief Executive Officer
Greenbacker Renewable Energy Company LLC
369 Lexington Avenue, Suite 312
New York, New York, 10017

     Re: **Greenbacker Renewable Energy Company LLC**
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015
            Filed June 22, 2016
            Response Dated June 22, 2016
            File No. 000-55610

Dear Mr. Wheeler:

We have reviewed your June 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2016 letter.

General

1. Your response letter dated June 22, 2016 acknowledges the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter. However, the acknowledgment was not signed by a representative from Greenbacker Renewable Energy Company LLC. In responding to this comment letter, please provide the Tandy language acknowledgment with a signature from a Greenbacker Renewable Energy Company LLC representative.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

2. We note your response to comment 9 and your commitment to "reporting the percentage of [your] projected contracted revenues expected to come from 'Investment Grade' off-takers in [your] quarterly portfolio update." Please supplementally confirm that such disclosure will be provided as part of your MD&A disclosure in future filings and tell us what this disclosure will look like, including the percentage of contracted revenues derived from "high credit quality counterparties" as of the most recent practicable date.

Distributions, page 41

3. We note your response to comment 13 and that once the company's net assets reach approximately $150 million and are fully invested in operating assets, the company expects all distributions to be funded from investment income. However, it is not clear how distributions were funded in fiscal 2015. In future filings, as previously requested, please revise to discuss the source of funding for all distributions made during the fiscal year as part of your analysis of liquidity. Please also address how the company plans to fund distributions at current levels going forward, before it reaches the minimum threshold of operating assets. Please tell us what this disclosure will look like.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Changes in Net Assets, page 46

4. We reviewed your response to comment 14. Reference is made to Note 7 on page 60 where you disclose that: "All distributions paid in the years ended December 31, 2015 and 2014 have been reported as return of capital to shareholders." Return of capital is commonly presented as a reduction of paid-in-capital in consolidated statements of changes in net assets; however, you present the distributions as reduction of accumulated deficit. Please explain to us why your presentation is appropriate considering the disclosure on page 60. In addition, please tell us your consideration of presenting dividends in excess of the inception to distribution date net investment income as a reduction of "Paid-in capital in excess of par value."

Consolidated Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Organization and Offering Costs, page 52

5. We reviewed your response to comment 15. Reference is again made to the last paragraph under this subheading. Please tell us how advisor and deal manager organization and offering costs ("O&O costs") incurred that have not been reimbursed are accounted for, referencing authoritative literature that supports your accounting treatment. Please show us how to reconcile the disclosed amounts of incurred and reimbursed advisor and dealer manager O&O costs in this paragraph to the disclosed amounts that immediately follow and to the related line item(s) in the consolidated financial statements.

Note 3. Investments, page 54

6. We reviewed your response to comment 16. Please tell us whether you are of the opinion that Item 9.01 of Form 8-K applies to these transactions. If not, please provide a detailed analysis supporting your position. If so, please tell us why financial statements and pro forma financial information were not filed on Form 8-K pursuant to Item 9.01 of Form 8-K.

Note 5. Related Party Agreements and Transactions Agreements, page 56

7. We reviewed your response to comment 17. In this response, you state that the deferred expenses to be repaid to the adviser were not deemed material as of December 31, 2015. Please tell us this immaterial amount and how it reconciles to the amounts disclosed on page 58. In this regard, reference is made to page 58 where you disclose: "For the year ended December 31, 2015 the advisor assumed an additional $223,286 in operating expenses under the expense reimbursement agreement for a total inception to date amount of $880,545." Please tell us whether the $880,545 represents a deferred expense to be repaid to the adviser as of December 31, 2015 and if not, what it does represent. In addition, reference is made to page 58 where you disclose: "Of this amount, $300,000 was reimbursed by the company to the adviser during 2015 while a net $11,794 is payable to the adviser as reimbursement for assumption of past operating expenses as of December 31, 2015." Please tell us how the $300,000 is presented in the financial statements.

8. Please tell us when you accrue a liability related to amounts due under the Expense Reimbursement Agreement referencing authoritative literature that supports your accounting. In addition, please tell us what consideration you gave to clearly disclosing contingent liabilities related to the related party agreements and providing the disclosures required by ASC 450 in Note 9 to the financial statements.

Note 8. Income Taxes, page 61

9. We reviewed your response to comment 21. We note that the amount used to calculate the "Provision of income taxes, at federal tax rate" is not a financial statement line item and is not explained in your disclosure. Please tell us why your presentation complies with ASC 740-10-50-12. In addition, please tell us what the line item "Other timing differences" represents. Finally, please provide us with a reconciliation using percentages or dollar amounts of the reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory rates to the net increase (decrease) in net assets from operations before tax. Provide the estimated amount and the nature of each significant reconciling item. Refer to ASC 740-10-50-12.

Note 10. Financial Highlights, page 62

10. We reviewed your response to comment 23. The numerator used to calculate the "Net unrealized appreciation/(depreciation) on investments" per share amount attributed to common shares appears to include the Special Unitholder's capital gains incentive distribution. If so, please further explain to us why the Special Unitholder's capital gains incentive distribution is not excluded from the numerator. If not, please advise.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or me at (202) 551-3334 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Timothy P. Selby, Esq.
        Blake E. Estes, Esq.
        Alston & Bird LLP